Exhibit 99.1

Primega Group Holdings Limited

Room 2912, 29/F., New Tech Plaza

34 Tai Yau Street

San Po Kong

Kowloon, Hong Kong

PRESS RELEASE

Primega Group Holdings Limited to Hold an Extraordinary General Meeting on 11 September 2025

Hong Kong, August 29, 2025 — Primega Group Holdings Limited (NASDAQ: ZDAI) (“Company”), a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of C&D materials and reduction of construction waste, today announced that it will hold an extraordinary general meeting of shareholders of the Company (“Extraordinary General Meeting”) at Room 2912, 29/F., New Tech Plaza, 34 Tai Yau Street, San Po Kong, Kowloon, Hong Kong, on 11 September 2025 at 9:00 am (Hong Kong time).

The purpose of the Extraordinary General Meeting is for the Company’s shareholders to consider, and if thought fit, approve the change of the Company’s name from “Primega Group Holdings Limited” to “DirectBooking Technology Co., Ltd.” and the adoption of the dual foreign name in Chinese of the Company, “直订科技有限公司”. The proposed name change and the adoption of the dual foreign name in Chinese will not affect any rights of shareholders or the Company’s operations and financial position.

The board of directors of the Company has fixed the close of business on 14 August 2025 as the record date (“Record Date”) in order to determine the shareholders entitled to receive notice of the Extraordinary General Meeting or any adjourned or postponed meeting thereof.

Holders of the Company’s ordinary shares whose names are on the register of members of the Company at the close of business on the Record Date are entitled to attend the Extraordinary General Meeting and any adjournment or postponement thereof in person.

About Primega Group Holdings Limited

The Company as a holding company with no material operations of its own, Company conducts its operations in Hong Kong through its operating subsidiary, Primega Construction Engineering Co. Limited (“Primega Construction”). Primega Construction is a provider of transportation services that employs environmentally friendly practices with the aim of facilitating reuse of construction and demolition materials, and reduction of construction waste. Through Primega Construction, it operates in the Hong Kong construction industry, mainly handling transportation of materials excavated from construction sites. Primega Construction principally provides the following services in Hong Kong (i) soil and rock transportation services; (ii) diesel oil trading; and (iii) construction works, which mainly includes excavation and lateral support works and bored piling. It generally provides its services as a subcontractor to other construction contractors in Hong Kong.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding the expected growth of the Company, the development progress of all product candidates, the progress and results of all clinical trials, the Company’s ability to source and retain talent, and the cash position of the Company. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether identified in this press release, and on the current expectations of the Company’s management and are not predictions of actual performance.

The Company cannot assure you the forward-looking statements in this press release will be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those included under the heading “Risk Factors” in the Post-effective Amendment No. 2 to the Company’s Registration Statement on Form F-1 filed with the SEC on January 23, 2024, and other filings with the SEC. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. The forward-looking statements in this press release represent the views of the Company as of the date of this press release. Subsequent events and developments may cause those views to change. However, while the Company may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of the Company as of any date subsequent to the date of this press release. Except as may be required by law, the Company does not undertake any duty to update these forward-looking statements.

For further information, please contact:

Investor Relations Contact

Primega Group Holdings Limited

Email: investors@celestiair.com